EXHIBIT 18

20 December 2019

To the Board of Directors of

DAVIDsTEA Inc.

5430, Ferrier St., Town of Mount-Royal,

Quebec, Canada, H4P 1M2

Ladies and Gentlemen:

Note 3 of the Notes to the condensed interim consolidated financial statements of DAVIDsTEA Inc. (the “Company”) included in its Forms 10-Q/A for the three-month period ended May 4, 2019, describe a change in the method of accounting for the measurement of right-of-use assets upon initial adoption of IFRS 16, Leases on February 3, 2019. The Company previously applied the practical expedient which permitted the Company to rely on its assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review. The Company changed its accounting policy to instead apply IAS 36, Impairment of Assets to right-of-use assets at the date of initial application, removing the use of the practical expedient. We conclude that such change in the method of accounting is an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances.

We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Company as of any date or for any period subsequent to February 2, 2019, and therefore we do not express any opinion on any financial statements of DAVIDsTEA Inc. subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

Montreal, Canada